Exhibit 99.1

Beamr and NVIDIA team up to accelerate adoption of the newest video standard - AV1

Herzliya Israel, Feb. 12, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that it will present its joint research relating to automated video modernization with NVIDIA Corporation at the ACM Mile-High-Video 2024 conference, being held in Denver, Colorado from February 11-14, 2024.

Backed by tech giants like Amazon, Google and Microsoft, AOMedia Video 1 (AV1) is an efficient emerging video format. However, it is facing slow adoption due to the highly complex and costly processes of upgrading existing video libraries in growing markets like artificial intelligence (AI), machine learning, streaming and user-generated content. Today Beamr and NVIDIA are going to jointly present for the first time a proposed solution to this challenge, at the ACM Mile-High-Video 2024 conference.

While video usage is growing at an exponential pace, most videos today are still based on a 20 year old format (AVC / H.264), that existed before smartphones, AI, 85” screens and high-speed internet. The research presented today will highlight the Beamr-NVIDIA collaboration in facilitating the transition to AV1 adoption at scale. Beamr and NVIDIA will describe an automated process to transfer video libraries and repositories into the emerging format. This is done while securing video quality with an optimized bitrate and using NVIDIA’s hardware.

Beamr CTO, Tamar Shoham, who will present the research at the conference, explained: “Until today, adopting the upgraded video standard was a complex transition for two reasons - one, the new standard requires significantly more compute power and therefore comes at a very high cost; and two, the new standard requires a steep learning curve as it is difficult to figure out how much added compression can be applied without sacrificing video quality, which results in a lot of uncertainty during the process”.

Shoham added: “Beamr technology powered by NVIDIA’s encoder (NVENC) addresses these two challenges by using NVIDIA’s hardware accelerated AV1 encoding with performance that is equal, and even superior, to previous formats. It is done at the same cost thanks to NVIDIA’s focus on the adoption of the latest standards. We also made the conversion to modern formats, or ‘codecs’, such as AV1, fully automated, so that going from an AVC format to a smaller, more efficient AV1 format is seamless and does not introduce any quality degradation”.

Beamr’s technology that enables efficient format modernization is Content-Adaptive-Bitrate, which is backed by 53 patents and the fruit of more than a decade of research and development. The ACM Mile-High-Video conference is a flagship video formats and streaming event that is geared towards practicing engineers in areas related to media compression and streaming. This event, held annually in Denver, is organized by engineers and researchers from both industry and academia.

As previously announced, Beamr is scheduled to launch on February 20, 2024 its new video cloud service on Amazon’s AWS and powered by NVIDIA, that will simplify video processing and make it accessible and affordable to everyone. To register for an insightful webinar with Beamr CEO Sharon Carmel about Beamr’s scheduled video cloud service launch and about Beamr’s Q2 roadmap, on February 20, 2024, 1:00pm EST, please click on the link http://bit.ly/beamr-cloud-launch

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

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